UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-36450

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

JD.com, Inc. (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 28, 2022 with an audit report issued by Deloitte Touche Tohmatsu Certified Public Accountants LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. Deloitte Touche Tohmatsu Certified Public Accountants LLP is a registered public accounting firm headquartered in the Chinese mainland, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate completely registered public accounting firms headquartered there, including Deloitte Touche Tohmatsu Certified Public Accountants LLP, until December 2022 when the PCAOB vacated its previous determination.

In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a government entity in the Chinese mainland.

JD.com, Inc. is a company controlled by Mr. Richard Qiangdong Liu, chairman of the board of directors of the Company, who beneficially owned, as of February 28, 2023, 12.7% of the total issued and outstanding ordinary shares of the Company, representing 73.9% of the total voting power of the Company.

In addition, Walmart Inc., or Walmart, beneficially owned, as of February 28, 2023, 9.2% of the total issued and outstanding ordinary shares of the Company, representing 2.8% of the total voting power of the Company, based on the information provided by Walmart. Walmart is a Delaware corporation listed on the NYSE and not controlled by a government entity in the Chinese mainland.

To the Company’s knowledge based on its register of members and public filings made by its shareholders, except for Mr. Richard Qiangdong Liu and Walmart, no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of February 28, 2023. Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on April 20, 2023 for more details.

In addition, the Company is not aware of any governmental entity in the Chinese mainland that that is in possession of the power, direct or indirect, to direct or cause the direction of the management and policies of the Company, whether through the ownership of voting securities, by contract, or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JD.COM, INC.

By	:	/s/ Sandy Ran Xu
Name	:	Sandy Ran Xu
Title	:	Chief Financial Officer

Date: April 20, 2023